Exhibit 8.01

MALIK DWYER LLP
191 PEACHTREE STREET
SUITE 3275
ATLANTA, GA 30303
(678) 279-5478
(404) 529-4654 FAX

September 6, 2013

MA Capital Management, LLC
General Partner of MA Managed Futures Fund, LP
4440 PGA Boulevard
Suite 600
Palm Beach Gardens, FL  33410

Re:	MA Managed Futures Fund, LP Registration Statement on Form S-1

Ladies and Gentlemen:

We have acted as your counsel in connection with the preparation and filing with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, a Registration Statement on Form S-1 filed with the SEC on or about September 2, 2013, as may be subsequently amended (the “Registration Statement”), relating to limited partnership interests of MA Managed Futures Fund, LP (the “Fund”), a Delaware limited partnership.

We have reviewed such data, documents, questions of law and fact and other matters as we have deemed pertinent for the purpose of this opinion. Based upon the foregoing, and based upon a list of contracts as of September 2, 2013 that you have provided for our review, it is our opinion that the Fund will be classified as a partnership for federal income tax purposes and will not be considered a publicly traded partnership taxable as a corporation for federal income tax purposes. Also, the summary set forth under the caption “Federal Income Tax Aspects” in the Prospectus and Disclosure Document constituting a part of the Registration Statement fairly and accurately describes (subject to the uncertainties referred to therein) the material federal income tax consequences to United States individual taxpayers that invest in the Fund.

The opinions expressed above are based solely upon the current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations promulgated thereunder (the “Regulations”), pertinent judicial authorities, rulings and other administrative interpretations of the Internal Revenue Service and such other authorities as we have considered relevant. It should be noted that the Code, the Regulations and such judicial authorities, rulings and administrative interpretations and other authorities are subject to change at any time and, in some circumstances, with retroactive effect; and any such change could affect the opinions stated herein.

Our opinions represent our best legal judgment with respect to the proper federal income tax treatment of the Fund and United States individual taxpayers investing in the Fund, based on the materials reviewed. Our opinions assume the accuracy of the facts as represented in documents reviewed or as described to us and could be affected if any of the facts as so represented or described are inaccurate.

We express no opinion concerning federal income tax matters relating to the above-described transaction except as expressly set forth above and no opinion concerning the application of any state, local or foreign tax laws to such transaction.

This opinion letter is rendered as of the date hereof based upon the facts and law in existence on the date hereof. We assume no obligation to update or supplement this letter to reflect any facts or circumstances which may hereafter come to our attention with respect to the opinions expressed above, including any changes in applicable law which may hereafter occur.

September 6, 2013

We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement and to all references to our firm included in or made a part of the Registration Statement.

Very truly yours, /s/ Malik Dwyer LLP